Filed by Time Warner Cable Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

(Commission File No. 001-33335)

The following are excerpts from the transcript of the Deutsche Bank 2014 Media, Internet & Telecom Conference held on March 12, 2014:

Q - Doug Mitchelson: Thanks for coming. So, Rob, it’s a strange situation, right? So if all goes well, you will not be here at the conference next year, keynoting for Time Warner Cable.

A - Robert D. Marcus: Yeah. I guess, Doug, you’re right. If things go according to plan, the merger with Comcast will have closed before next year’s conference. I guess whether or not I’ll be here and if so in what capacity is the question that remains to be answered. But for the meantime, I’ve got my work cut out for me.

Over the course of the next year or so, I’m going to be incredibly focused on working with Comcast to obtain the necessary regulatory approvals and get the deal done. But, equally importantly, I am absolutely focused on delivering on the operating plan that we laid out back on our Q4 call. When we did the deal announcement, I promised Brian that we would deliver Time Warner Cable to Comcast in the best condition it’s ever been in. And I’m totally committed to that and our team is totally committed to that. So, that’s where we’re going to be focused on over the course of the next few months.

Q - Doug Mitchelson: How do you maintain execution with the deal distraction?

A - Robert D. Marcus: Yeah. It’s kind of a $64,000 question. From my perspective, over the next year or so, the most important part of my job is keeping the team on board, engaged, motivated to execute on our operating plan. And you guys have heard me talk about this a lot over the last six months or so. I’m incredibly focused on bringing a culture to Time Warner Cable that is more performance-oriented, that puts the customer first, that embraces the concepts of empowerment and accountability, that depends on our employees having a passion for winning, and that always tacks back to our core values of doing the right thing. And I think that cultural transformation, which has already taken hold to some extent is going to be an important part of how we keep people focused on the task at hand of continuing to perform at a high level.

The reality is that we’ve got a lot that motivates us here. We’re playing for pride, to some extent. There is clearly a desire amongst the team members to prove to all of the observers that we can, in fact, deliver at the level we promised. But there are some practical motivations as well. I mean, we can’t lose track of the fact that after the deal, roughly a third of the Comcast Cable business, the new Comcast Cable business, will be the business that we’re currently operating. So, how we perform over the coming months bears directly on how the new Comcast will perform. So, there is a practical reality to that.

In addition, you have to always take into account the risk, albeit remote, that the deal doesn’t get done. And we have to be prepared for that as well. So, we’ve got some good motivators to get us through the next year. And the good news is that we’re already performing very well. We’ve got some really good momentum. And I think there’s nothing like operating momentum to get people fired up. So, I feel very good about our ability to deliver this year.

Q - Doug Mitchelson: Why was the Comcast deal the best outcome for Time Warner Cable shareholders?

A - Robert D. Marcus: Yeah. For many months now, over the course of this whole situation, I’ve been repeatedly saying that I was driven by two primary objectives: one, maximize value for shareholders; and, two, be in a position to deliver great experiences for our customers. And I think there’s no doubt that this deal accomplishes both of those objectives. The combination truly is a dream combination. I think it enables us to innovate at a faster pace. It gives us both incremental scale that will allow us to see certain opportunities, particularly on the B2B side. It’s just the value creation opportunity is huge. And relative to any other alternative, we felt this maximized value.

Q - Doug Mitchelson: Is there anything that could happen that would change the view? I mean there’s no breakup fees in the deal, as you know, so the way we sort of think about is the penalty for somebody changing their mind is low. So what are the range of outcomes here?

A - Robert D. Marcus: Yeah. Look, I have every confidence that this deal is going to close. And the logic of the deal is just so compelling, just makes so much sense, I really don’t see anything undermining that. So, the answer to your question, I guess, is no. I don’t see anything changing on that front.

Q - Doug Mitchelson: So, one question you get from investors. It’s an all-stock deal. Is that what the board of directors or Time Warner Cable preferred versus any other deal dynamic?

A - Robert D. Marcus: Our goal in this whole process was maximizing value irrespective of the components of how that value was delivered. And in this particular case, our board of directors evaluated the value we could create on a standalone basis, which we had a lot of confidence we could deliver, as well as other potential transactions. And taking into account all of the factors, both the value delivered, the value creation opportunity of the combined company, the fact that our shareholders could participate in that over time, we concluded that this was absolutely the value maximizing transaction. So it wasn’t we were specifically out to do a stock-for-stock deal, but on an all-in basis, this was clearly the best alternative.

Q - Doug Mitchelson: And this might be a tough question to answer, but I ask because you’ve got a lot of deal experiences. So just curious, is it unusual to not have a collar around the equity value in a deal like this?

A - Robert D. Marcus: The answer is it really isn’t unusual. I think people keep asking about this because there’s no collar in this deal. And it’s widely known that we were very insistent on collaring the stock component of any deal that could possibly materialize with Charter. And I think the reality of that – we’re talking about apples and oranges here.

We had serious concerns about the value of the Charter stock. We had serious concerns about the post-deal trading dynamics of that stock. And as a result, we felt that a collar was necessary and appropriate to protect the value certainty for our shareholders between signing and closing. None of those concerns are present here. So, it wasn’t necessary or appropriate.

There was another element to the collar conversation, which was that what we proposed back in December to Charter was a symmetrical collar. So it also not only protected our shareholders on the downside, but it also provided a bridge on valuation. To the extent that the stock traded up, they could buy the company with fewer shares. Again, a totally different dynamic here.

Q - Doug Mitchelson: Understood. Thank you. So I think something we’ll be dealing with all year but is particularly in focus today. And I understand, sort of, the nature of the transaction, some of the stuff is difficult to get in too much detail about. But people are interested in the regulatory process. And maybe just in terms of deal timing, what should they expect for regulatory filings, SEC filings, IRS, local franchise agreements?

A - Robert D. Marcus: Right. So we’re driving towards a year-end closing. The long-pole in the tent there clearly is regulatory approvals. So, we’ve got the FCC, the DOJ has now made clear that they’re going to be doing the antitrust review as opposed to the FTC. Then, we’ve got state PUCs and local franchising authorities.

On the federal front, the next step is that we will make filings at both the FCC and the DOJ. At the FCC, in theory, that leads to a public notice and commentary. And once that occurs, there is, at least in theory, 180-day shot clock that begins at that point in time, but the FCC has a lot of latitude in terms of tolling that shot clock. What they will be evaluating is whether it’s in the public interest that the licenses we have can be transferred to Comcast.

The antitrust review with the DOJ is just that. It’s an analysis of the competitive implications of the transaction. That will probably follow a very similar timetable to the FCC. And then, we’ll go through the LFA process, which is kind of something both we and Comcast are very familiar with having gone through it many times before. We have somewhere in the order of 5,000 local franchisees.

That’s fewer than we used to have, in fact, given the prevalence of state franchising now. Probably somewhere on the order of fewer than 10% of those will require approvals, but we’ll go through the process of making the applications to those individual franchise authorities over time. And I don’t expect anything really unusual to happen in that process. Then we’ve got the shareholder vote process. We’ll file a proxy or an S-4 probably in the coming days and that will start that process.

Q - Doug Mitchelson: Any comment you want to make about the DOJ process and how you think you’re positioned relative to -

A - Robert D. Marcus: We obviously wouldn’t have signed and announced the deal if we didn’t think we can get it done. On a legal basis, our view is that it is completely approvable. And we constantly repeat the same point, which is that we don’t compete with Comcast in any market. So, the combination of the two companies will not result in any diminution of competition at all. When you start with that as the premise, it’s hard to envision that it can’t get done.

Q - Doug Mitchelson: So integration timing, you’ve got prior experience with Adelphia and Insight. So if you can give any insight on integration timing and how that will go forward.

A - Robert D. Marcus: We’ve established integration steering committees between the two companies and we’re already starting to work together. The principal focus right now is ensuring that our regulatory filings in that process is underway. But over the next several weeks and months, we’ll be digging deeper into the integration process. And given that we’re as aligned as we are on so many of the philosophical issues, I expect it to go exceptionally smoothly.

Q - Doug Mitchelson: And you sort of – how long did it take in the case of Adelphia or Insight? I mean business are more complicated than it used to be, right?

A - Robert D. Marcus: Yeah. And I think it’s also the case that different transaction structures lead to different degrees of difficulty in terms of integration. So on the – what people fail to recall about Adelphia is that we sliced and diced Adelphia into numerous different pieces because, remember, we split it up with Comcast. In addition, we had a whole bunch of other moving parts. Comcast, back at that point in time, owned an interest in Time Warner Cable. So we did split-offs. We did swaps. We did the Adelphia transaction. There were an awful lot of moving pieces which – so they were coming from different – the assets were coming from different places. I think this actually should be an easier integration process than that one was.

Q - Doug Mitchelson: And you’ve had a chance to spend some more time with Comcast management and we talked about the steering committees that has already started and you have had a chance to see what they do. So we all talk pretty often about the differences between the two companies. I wanted to instead talk about the areas where you thought Time Warner Cable and Comcast are similar?

A - Robert D. Marcus: Yeah. I think I hit on this before, but the reality is the two companies are much more similar than they are different. Our focus on the customer is very similar. We both very much look forward to exploiting the business services opportunity that’s out there. We’re both committed to innovating on the products side. I think that we are, from a strategic and philosophical perspective, incredibly well-aligned.

Q - Doug Mitchelson: So, I’ve got a few more. I think what I’ll do is I’ll ask one more. We’ll see if the audience has any questions and I’ll circle back with mine. But I guess, sort of, getting somewhat deal-related, I guess, from your perspective, growth opportunities that might be enhanced by having a bigger footprint. And there’s been some discussion of it in the greater scale as well. I mean what new growth opportunities could be created from this platform?

A - Robert D. Marcus: Yeah. The natural tendency is when you do these deals for everybody to gravitate towards calculating the cost benefits of doing the deal. And, certainly, the opportunity to be more efficient is significant in this deal. But I think Neil said it earlier in the week – I think the revenue upside is even more exciting and greater than what we can do on the cost side.

And it’s early days. We have a lot of exploratory work to do here. But the thing that comes to mind first for me is business services. There had been certain limitations in our ability to go up-market given our limited regional footprint. And the fact that we can be a one-stop shop for national enterprise customers who have locations that previously were outside of our footprint but now have a greater likelihood of being within the combined companies’ footprint is a potentially huge opportunity.

And when you think about who we’re competing with, there are guys that have much more national footprints than we do. In fact, in some cases, there are international global footprints. But I think our ability to compete with the Verizons and the AT&Ts of the world as well as the TWTCs of the world goes up exponentially by virtue of the combination. So that is opportunity number one from my perspective. I think there are some interesting possibilities on the advertising side. And then, overall, I think that just simply having the incremental scale enables us to market better and enables us to innovate at a different pace. And that has the prospect of leading to new revenue streams that just didn’t exist before.

Q: The argument I hear around the deal is that it is not necessarily the lack of competitive overlap between Comcast and Time Warner Cable but the fact that you do compete for content and that could have ramifications against smaller distributors or other parts of the market. So, what’s your response to that argument against the rationale?

A - Robert D. Marcus: I guess two answers to it. It’s not really that we compete for content. We both tend to buy similar or even the same content. The argument I hear is that perhaps the buying power of the combined company is too great and that the poor programmers will not fare as well at the negotiating table. I just find that whole line of concern to be totally ironic, given the experience that we’ve all had over the last dozen years or so, where programming costs have risen at a level that far exceeds the price that customers will actually bear.

Q: Sorry. Some of the things that I’ve heard from the smaller MSOs is that they are worried that the programmers will not suffer because they’ll just make up any losses there.

A - Robert D. Marcus: I’ve heard that, but I don’t think the world changes in that regard, really.

Q: Sort of, going back to your commentary about the regulatory review process. Not to put words in your mouth, but I mean, you seem to suggest that the review, given the lack of diminution in competition that the merger review process would sort of probably focus on video at the local market level. And if you look at the AT&T, T-Mobile deal, I think that their calculus was sort of similar ilk, but the DOJ took a national, sort of, approach to the geographic market. And I’m just sort of wondering if you think about the product market actually being broadband and the geographic market being national, does that in any way, shape or form change to the calculus in the way you think about whether or not this deal gets -

A - Robert D. Marcus: I don’t even think that premise has any merit whatsoever. I’ve heard it said. I don’t frankly get it at all. I think that there are almost no similarities between the T-Mobile and AT&T situation and our situation. In that case, you had two direct competitors. Whether it was nationally or in every individual market, a customer had the choice of buying one of those two provider services. That’s just not the case with our service. Whether it’s broadband or video – and I don’t see any difference frankly between broadband and video in this analysis – we don’t compete with one another. As a result, the combination of the two companies does not change the number of competitors in any market, does not change in any way the choices that any individual customer has to buy services. So I do think they’re totally different transactions in every way.

DISCLAIMERS

THE INFORMATION CONTAINED IN THIS EVENT TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. INVESTORS AND SECURITY HOLDERS OF TIME WARNER CABLE ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND THE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

Important Information for Investors and Shareholders

In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner

Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.